[Letterhead of K&L Gates LLP]

January 22, 2009

Kevin Stertzel

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Stop 7010

Washington, D.C.  20549-7010

RE:	Challenger Energy Corp.
Form 20-F for Fiscal Year Ended December 31, 2007
Filed June 27, 2008
File No. 1-33275

Dear Mr. Stertzel:

On behalf of our client, Challenger Energy Corp. (the “Company”), we are providing the responses below to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the letter dated November 26, 2008 relating to the Company’s above-captioned filing (the “Form 20-F”).  We have restated the Staff’s comments below and have included the Company’s response following each comment.  In addition, in connection herewith, the Company is filing Amendment No. 1 to Form 20-F (File No. 1-33275) (the “Amendment”).

Information on the Corporation

Oil and Gas Properties, page 24

1.                                       Comment:                                         Please refer to the form requirements including Appendix A to Item 4.D of Form 20-F and provide the required oil and gas reserve information pertaining to your interests in you’re your producing property.

Response:                                         The Company included reserve information regarding the 15-17 well on page 20 of the 20-F, but inadvertently did not repeat it or cross-reference it in the disclosure regarding the 15-17 well set forth in Section 4.D.  The Company has now included this reserve information under Item 4.D in the Amendment.  See page 13 of the Amendment.

Selected Financial Information, page 28

2.                                       Comment:                                         We note your disclosure of Cash Expenses for the Period.  Please expand your note to include all disclosure contemplated by Item 10(e) of Regulation S-K.  Refer to General Instruction C(e) of Form 20-F.

Response:                                         The Company has removed the disclosure of Cash Expenses for the Period in the Amendment.  See page 15 of the Amendment.

Controls and Procedures, page 65

3.                                       Comment:                                         It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

•                  the Commission’s release Amendment to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at:  http://www.sec.gov/rules/final/2007/33-8809.pdf;

•                  the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting release 77).  You can find this release at:  http://www.sec.gov/info/smallbus/404guide.shtml; and

•                  the “Sarbanes-Oxley Section 404 — A Guide for Small Business” brochure at:  http://www.sec.gov/info/smallbus/404guide.shtml.

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Please note that the failure to perform management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.  For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at: http://www.sec.gov/divisions /corpfin/guidance/regs-kinterp.htm.

Response:                                         The Company did perform the required assessment of internal control over financial reporting as of December 31, 2007, as indicated in the certifications of the Company’s Chief Executive Officer and Chief Financial Officer filed with the 20-F, however, it inadvertently did not include the required related disclosure in the body of the 20-F.  The Company has updated the disclosure in the Amendment to include the required management’s assessment of internal control over financial reporting.   See page 27 of the Amendment.

Financial Statements

Note 4 — Petroleum and Natural Gas Properties, page 9

4.                                       Comment:                                         We note your disclosures throughout your document that indicate you have farm-in agreements with Canadian Superior Energy for certain oil and gas exploration properties.  We further note that you have reflected the amounts paid to date as investments in oil and gas properties.  Please clarify for us if your farm-in agreements give you an ownership interest in the properties on an incremental basis as you contribute to exploration costs.  It’s unclear if you hold an interest in oil and gas properties or some other form of investment that is pending the outcome of an exploration program or payments achieving a predetermined threshold.

Response:                                         Note 4 to the Financial Statements reflects the Company’s Petroleum and Natural Gas Properties as at December 31, 2007 and 2006 with respect to two areas — Canada and Trinidad.  The Canadian portion relates to the Company’s 10% pooled working interest in and to section 17-35-1 W5M in the Innisfail Area of Alberta.  The Trinidad portion relates to the Company’s interest pursuant to an Amended and Restated Participation Agreement dated December 30, 2005 between the Company and Canadian Superior Energy Inc. (“Canadian Superior”), included as Exhibit 4(B) to the Company’s Form 20-F filed with the SEC on November 7, 2006 (as amended to date, the “Participation Agreement”).  It is our understanding based on conversations with the Staff that the Staff is comfortable with the characterization of the Canadian property as a

“Petroleum and Natural Gas Property”, and that this comment was focused on the reference to the Trinidad property.

Pursuant to the Participation Agreement, the Company has the right to earn a 25% interest in a production-sharing contract between Canadian Superior and the government of the Republic of Trinidad and Tobago relating to the exploration and development of land designated as “Block 5(c)” located offshore the Republic of Trinidad and Tobago (the “Production Sharing Contract”).  To earn its 25% interest, the Company is required to pay 1/3 of the costs and expenses paid by Canadian Superior relating to certain wells and the work program described by the Production Sharing Contract.  Although the Company does not earn an incremental interest as it makes its incremental payments per the terms of the Participation Agreement, upon making all of such payments its interest is automatically earned.  To the extent the Company does default on one of its payment obligations and fails to remedy the default within 30 days of receipt of a default notice, the provisions of Article 8 of the Joint Operating Agreement among the Company, Canadian Superior and BG International Limited (dated as of August 11, 2007, which amended and replaced the previous operating agreement dated November 17, 2004 between the Company and Canadian Superior) (the “JOA”) would apply.  The default provisions in the JOA provide, among other remedies, after the cure period the non-defaulting parties have the option to require that the defaulting party completely withdraw from the JOA and the Production Sharing Contract.  As a result, absent a payment default by the Company, neither Canadian Superior nor any other third party has any rights to terminate the Participation Agreement and thus interfere with the Company’s right to earn its interest.  The Company’s ability to earn its interest in Block 5(c) is not tied to the outcome of any exploration program or payments achieving a predetermined threshold; rather, it is based upon the Company’s fulfillment of the payments obligations specified in the Participation Agreement.  The ability to earn the interest is therefore completely within the Company’s control, and is not dependent on the actions of any other party.

In fact, to further evidence the agreement set forth in the Participation Agreement, Canadian Superior agreed on August 11, 2007 to use its “best efforts” to convey to the Company a 25% interest in the Production Sharing Contract, subject to approval by the Ministry of Energy and Energy Industries of Trinidad (the “Ministry”), within 90 days of such date and to execute and deliver a deed of assignment together with such reasonable necessary additional documents and consents to effect the assignment of the legal interest and registration of same with such Ministry.  This interest would be required to be assigned back to Canadian Superior only upon default under the Participation Agreement by the Company.   The Company is awaiting final approval from the Ministry on such assignment documentation and has received approval from BG International Limited supporting such assignment.

In addition, the accounting treatment of the Company’s expenses related to this property supports the Company’s inclusion of the property as a “Petroleum and Natural Gas Property”.  Regulation S-X Rule 4-10(a)(15) defines “Exploration Costs” as “costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells.  Exploration costs may be incurred both before acquiring the related property (sometimes referred to in part as prospecting costs) and after acquiring the property” (emphasis added).  The rule also discusses principal types of exploration costs.  Regulation S-X Rule 4-10(c)(2) further states that “[a]ll costs associated with property acquisition, exploration, and development activities (as defined in paragraph (a) of this rule) shall be capitalized within the appropriate cost center.”

As a result of the foregoing, the Company concluded, and continues to believe, that it was appropriate to include the Trinidad property that is subject to the Participation Agreement in its Petroleum and Natural Gas Properties as at December 31, 2007 and 2006.

In addition, attached to this letter is a letter from the Company containing the acknowledgements requested on pages 3-4 of the Staff’s November 26, 2008 letter.

If you have any questions regarding this letter, please feel free to call me at (206) 370-6651.

Sincerely,

/s/ Kristy Harlan

Kristy Harlan

cc:                                 Manjeet Dhillon (Challenger Energy Corp.)

[Letterhead of Challenger Energy Corp.]

January 22, 2009

Kevin Stertzel

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Stop 7010

Washington, D.C.  20549-7010

RE:	Challenger Energy Corp.
Form 20-F for Fiscal Year Ended December 31, 2007
Filed June 27, 2008
File No. 1-33275

Dear Mr. Stertzel:

In response to the request of the staff of the Securities and Exchange Commission contained in the letter dated November 26, 2008 relating to the above-captioned filing of Challenger Energy Corp. (the “Company”), the undersigned, on behalf of the Company, hereby provides the following acknowledgements:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose  the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CHALLENGER ENERGY CORP.

/s/ Manjeet Dhillon

Manjeet Dhillon
Chief Financial Officer